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                          August 12, 2021

       Andy MacMillan
       Chief Executive Officer
       User Testing, Inc.
       144 Townsend Street
       San Francisco, CA 94107

                                                        Re: User Testing, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August 3,
2021
                                                            CIK No. 0001557127

       Dear Mr. MacMillan:

              We have reviewed your amended draft registration statement and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments. Reference to our prior comment refers to our letter dated July 14, 2021.

       Amendment No. to Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 70

   1. Your response to prior comment 1 explains that in a subsequent amendment you intend to disclose the total
number of customers in your discussion of the percentage of revenue contributed by existing
customers. Please provide this information for each period
                                                        presented.

              You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
       Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
 Andy MacMillan
User Testing, Inc.
August 12, 2021
Page 2

Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameAndy MacMillan
                                                           Division of
Corporation Finance
Comapany NameUser Testing, Inc.
                                                           Office of Technology
August 12, 2021 Page 2
cc:       Ran Ben-Tzur, Esq.
FirstName LastName